Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: June 30, 2014

TRIQUINT EMPLOYEE FREQUENTLY ASKED QUESTIONS

Question	Answers
What will happen to contractors and temps as a result of the merger?

Most positions in the combined company are not expected to change in the near-term. Each department will assess its on-going needs for temps and contractors and make individual decisions based on its particular business needs and budgets over time.

Will the results of the OHI survey be available to employees?

Ralph Quinsey and Bob Bruggeworth sent out a communication to all employees on high-level findings from the OHI survey on Thursday, June 19th. More details on survey results for both companies will be communicated as part of The Compass newsletter, Part 3, scheduled to be released in mid-July.

Will the merger (and the existence of NewCo) have any effect on TriQuint’s legal settlement with Avago?	We do not believe that the combination of TriQuint and RFMD, or the existence of NewCo, will have any effect on the Avago settlement.
Can a summary of RFMD U.S. employee benefit plans be made available on the integration website?	Yes we have provided a current summary of RFMD’s U.S. employee benefit plans on the IntegrationMatters site. Here’s the link: http://integration.triquint.com/SitePages/Summary-US-RFMD-Benefits.aspx
Are you considering using either TriQuint or RFMD as the name for the new company?	At this time, we are not considering use of the TriQuint or RFMD names.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

Summary of U.S. Employee Benefit Plans

The RFMD benefits program recognizes that employees have needs and goals beyond those met by cash compensation. These needs may relate to financial security and stability in the event of a health problem, disability, retirement or death. RFMD has implemented a benefits program that will aid the employee in meeting these needs. It is the responsibility of the employee to become familiar with our benefits plan and how it affects you and your family.

Regular full-time employees are eligible for health and dental, prescription drug service, vision, short-term disability, long-term disability, life insurance and accidental death and dismemberment coverage effective the first day of employment.

Part-time employees working fewer than 30 hours are not eligible for medical or other benefits, except as required by law.

Health

RFMD provides Medical, Dental, Vision and Prescription benefits administered by Blue Cross & Blue Shield of NC. This includes a comprehensive PPO Medical Plan (Blue Options), which includes retail and mail order prescription benefits and Vision, and a Dental Plan (Dental Blue), which includes preventative, basic dental, major dental, and orthodontic benefits.

Group Medical and Dental insurance provided by RFMD are contributory plans. Employees who choose to participate are required to pay a portion of their health and dental insurance premium on a pre-tax basis each pay period.

Group Life & AD&D Insurance

RFMD provides company-paid group life and AD&D insurance equal to two times your base salary with a maximum of $1,000,000.

Optional Supplemental Life Insurance

Portable supplemental life insurance provides the option of electing up to three times your basic annual salary. The supplemental life insurance plan also offers coverage for your spouse and eligible dependent children. Supplemental Life Insurance premiums are paid 100% by the employee.

Short Term Disability Insurance

RFMD provides company-paid Short Term Disability (“STD”) insurance to all employees working 30 or more hours per week. The plan provides you with short term income protection if you become unable to work due to a covered accident, sickness, or pregnancy. The bi-weekly benefit pays the lesser of 75% of your bi-weekly earnings or $4,000. Benefits begin on the 8th day of disability. The maximum duration is 26 weeks.

Long Term Disability Insurance

Long Term Disability (“LTD”) benefit provides income after you are unable to work for 26 consecutive weeks. LTD provides 66.7% of basic monthly earnings up to a maximum of $10,000 per month up to age 65. The current employee cost is $0.24/$100 of salary per pay period. LTD premiums are paid 100% by the employee.

401(k) Plan

RFMD offers a fully qualified 401(k) Plan which is designed to encourage saving for retirement. The Plan allows you to save part of your gross earnings, which would otherwise be taxed as regular income, on a tax-deferred basis. In other words, you set aside for retirement part of your gross earnings before it is actually paid to you (that is, you defer it). The amount you set aside is not considered part of your federal taxable earnings for the year of the deferral.

All employees are eligible to participate in the 401(k) Plan after 30-days of service. You may contribute up to 75% of your earnings, not to exceed federal limitations. The Company’s employer matching contribution formula is below.

Employee Deferral %	RFMD Matching %
1.00%	1.00%
2.00%	1.50%
3.00%	2.00%
4.00%	2.50%
5.00%	3.00%
6.00%	3.50%

The 401(k) Plan provides for rollovers from your previous company-sponsored plan. A rollover can be made immediately. Fidelity is the administrator of the RFMD 401(k) Plan. You must go through Fidelity to enroll or withdraw from the 401(k) Plan (call 800-890-4015 or log onto your account at www.netbenefits.fidelity.com).

Vesting is a term which means ownership of your account in the Plan. Vesting becomes important when you take a distribution from the Plan. The following vesting provisions apply to contributions made to the Plan:

•	Your balance from the contributions you make to the Plan on a pre-tax basis are always 100% vested.
•	Your balance from rollover contributions made by you to the Plan is always 100% vested.
•	Your balance from the Safe Harbor Matching Contributions made by RFMD in 2010 or later years will be 100% vested after you complete two years of Vesting Service.

Employee Stock Purchase Plan (ESPP)

The RFMD Employee Stock Purchase Plan gives eligible employees the opportunity to acquire discounted shares of RFMD stock through payroll deductions. Employees are eligible to participate in the Stock Purchase Plan after 90 days of service and must customarily work 20 hours or more per week.

Purchase enrollment periods are October to March and April to September in a calendar year. Shares are purchased at the lesser of 85% of the market value either at the beginning of the purchase period or the end of the purchase period.

Prior to enrolling in the Plan, employees are encouraged to review the terms and conditions outlined in the Plan Documents and the related Prospectus Q&A available on SharePoint. Detailed information about this Plan is available in Treasury or on SharePoint.

Fidelity Stock Plan Services is the administrator of the RFMD Employee Stock Purchase Plan. You must go through Fidelity to enroll or withdraw from the ESPP (either by calling 1-800-544-9354 or by logging onto your account at www.netbenefits.fidelity.com).

Healthcare FSA

The Healthcare Flexible Spending Account is an account that allows you to set aside pre-tax dollars from your pay to be reimbursed for eligible out-of-pocket medical, dental, prescription and vision expenses. The 2014 annual allowable minimum contribution is $260 and the maximum contribution is $2,500.

Dependent Care FSA

The Dependent Care Flexible Spending Account is an account that allows you to set aside pre-tax dollars from your pay to be reimbursed for eligible out-of-pocket work related childcare expenses. The 2014 annual allowable minimum contribution is $260 and the maximum contribution is $5,000.